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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2000


                       PEACE ARCH ENTERTAINMENT GROUP INC.
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                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         /X/             Form 40-F        / /]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      / /             No       /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

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This is a form of a material change report required under Section 85(1) of the
SECURITIES ACT (B.C.).

                                     FORM 27
                                 SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under Section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

ITEM 1.           REPORTING ISSUER

PEACE ARCH ENTERTAINMENT GROUP INC. (the "Issuer")
Suite 302 - 1132 Hamilton Street
Vancouver, BC, V6B 2S2
Telephone: (604) 681-9308

ITEM 2.           DATE OF MATERIAL CHANGE

August 16 and 28, 2000

ITEM 3.           PRESS RELEASE

A press release was issued in Vancouver, British Columbia on August 29, 2000.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

The Issuer has completed an aggregate $7,900,000 secured subordinated loan transaction, evidenced by interest bearing Promissory Notes, with Class A Multiple Voting share purchase warrants to purchase an aggregate 210,000 Class A Multiple Voting shares, and Class B Subordinate Voting share purchase warrants to purchase an aggregate 27,000 Class B Subordinate Voting shares, of the Issuer, all at an exercise price of $5.00 per share, exercisable for a period of 42 months from August 16, 2000 and additional Class A Multiple Voting share purchase warrants to purchase an aggregate 105,000 Class A Multiple Voting shares, and Class B Subordinate Voting share purchase warrants to purchase an aggregate 13,500 Class B Subordinate Voting shares, of the Issuer, all at an exercise price of $5.00 per share (subject to adjustment) exercisable for a period of 24 months commencing no sooner than and conditional upon the "Extension Date" (defined below).

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

Pursuant to the terms of a Loan Agreement dated August 16, 2000, the Issuer completed a $6,100,000 principal amount 18 month secured subordinated loan transaction, evidenced by interest bearing Promissory Notes, with Class A Multiple Voting share purchase warrants (the "Initial Warrants") entitling BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership, Business Development Bank of Canada, Frank Groff, Timothy Gamble and W.D. Cameron White (together, the "investors") to purchase an aggregate 183,000 Class A Multiple Voting shares of the Issuer, such Initial Warrants being exercisable at a price of $5.00 per share for a term of 42 months, and, as the investors have the right to grant an extension of up to 75% of the original loan principal for an additional 18 months from the original 18-month term, Class A Multiple Voting share purchase warrants (the "Extension Warrants") entitling the investors to purchase up to an additional aggregate 91,500 Class A Multiple Voting shares of the Issuer, such Extension Warrants being

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exercisable at a price of $5.00 per share (subject to adjustment) for a period of 24 months from the "Extension Date", being the date of commencement of the period of extension, if the extension is granted.

Pursuant to the terms of two Loan Agreements and an Amended Restated Subscription Agreement dated August 25, 2000, the Issuer completed a $1,800,000 principal amount 18 month secured subordinated loan transaction evidenced by an interest bearing Promissory Note, with Initial Warrants and Class B Subordinate Voting share purchase warrants entitling Working Opportunity Fund (EVCC) Ltd. ("WOF") to purchase 27,000 Class A Multiple Voting shares, and 27,000 Class B Subordinate Voting shares, respectivley, of the Issuer, exercisable at a price of $5.00 per share for a term of 42 months, and, as WOF has the right to grant an extension of up to 75% of the original loan principal for an additional 18 months from the original 18 month term, Extension Warrants and Class B Subordinate Voting share purchase warrants entitling WOF to purchase up to an additional 13,500 Class A Multiple Voting Shares and 13,500 Class B Subordinate Voting shares, respectively, of the Issuer, exercisable at a price of $5.00 per share (subject to adjustment) for a period of 24 months from the Extension Date.

Pursuant to the terms of the Loan Agreements, the Issuer and certain of its subsidiaries have granted subordinated security interests in their respective assets to, and the subsidiaries have guaranteed the Issuer's obligations to, the investors and WOF. Two of the investors, Timothy Gamble and W.D. Cameron White, are directors and senior officers of the Issuer, and WOF is an insider of the Issuer. In connection with the Loan Agreements, the Issuer has paid transaction fees equal to 5% of the gross proceeds to the investors and WOF, as well as costs associated to the transaction. The Issuer intends to use the net proceeds of the Loans to finance the Issuer's fiscal 2001 production slate of television series and movies made for television.

ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7.           OMITTED INFORMATION

N/A

ITEM 8.           SENIOR OFFICERS

THE SENIOR OFFICER OF THE ISSUER WHO IS KNOWLEDGEABLE ABOUT THE MATERIAL CHANGE AND THE REPORT IS W.D. CAMERON WHITE, CHIEF EXECUTIVE OFFICER (604) 681-9308.

ITEM 9.           STATEMENT OF SENIOR OFFICER

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGE REFERRED TO HEREIN.

Dated this 14th day of September, 2000.

                                           PEACE ARCH ENTERTAINMENT GROUP INC.

                                           By: /s/ W.D. CAMERON WHITE
                                               ---------------------------------
                                           CHIEF EXECUTIVE OFFICER
                                           (Official Capacity)

                                           -------------------------------------
                                           W.D. CAMERON WHITE
                                           (Please print here name of individual
                                           whose signature appears above.)


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Peace Arch Entertainment Group Inc.
                                          --------------------------------------
                                                     (Registrant)

Date   September 14, 2000              By /s/ W.D. CAMERON WHITE
       ----------------------------       --------------------------------------
                                                     (Signature)*
-----------------------------------       W.D. Cameron White, CEO
*Print the name and title under the
 signature of the signing officer.


                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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